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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.      Form 20-F [ ] Form 40-F [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         NEUROCHEM INC.

April 18, 2006


                         By: /s/ Mariano Rodriguez
                             ---------------------------------------------------
                             Mariano Rodriguez
                             Vice President, Finance and Chief Financial Officer







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[NEUROCHEM (LOGO)]

   NEUROCHEM INC.
   275 Armand-Frappier Blvd.
   Laval, Quebec, Canada H7V 4A7

________________________________________________________________________________

Lise Hebert, PhD                                         Tel: (450) 680-4573
Vice President, Corporate Communications                 lhebert@neurochem.com
                                                         ---------------------

Mariano Rodriguez                                        Tel: (450) 680-4573
Vice President, Finance and CFO



            NEUROCHEM ANNOUNCES EPRODISATE (FIBRILLEX(TM)) NDA FILED
                   AND GRANTED PRIORITY REVIEW BY THE FDA FOR
                           TREATMENT OF AA AMYLOIDOSIS

ECUBLENS, SWITZERLAND, APRIL 18, 2006 -- Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM) is pleased to announce today that the new drug application (NDA) for eprodisate (Fibrillex(TM)) for the treatment of Amyloid A (AA) amyloidosis has been filed and granted priority review by the US Food and Drug Administration
(FDA). The FDA priority review designation establishes a target six-month review period from the date of receipt of the eprodisate (Fibrillex(TM)) NDA. The PDUFA (Prescription Drug User Fee Act) goal date, when the FDA is expected to render a decision on the approvability of eprodisate (Fibrillex(TM)), is August 13, 2006.

The FDA grants priority review to product candidates that would offer a significant improvement in the treatment, diagnosis or prevention of the disease or that address an unmet medical need.

In a Phase II/III clinical trial, eprodisate (Fibrillex(TM)) was investigated to evaluate its safety and efficacy in patients with AA amyloidosis, a disease that is believed to affect close to 17,000 people in the US. Currently, there is no FDA-approved therapy to treat AA amyloidosis, a condition that normally progresses to end-stage renal disease (ESRD), dialysis and ultimately death.

"This priority review acknowledges the need for a new medicine, potentially Fibrillex(TM), to provide a therapeutic solution for this serious illness," said Denis Garceau, PhD, Neurochem's Senior Vice President, Drug Development. "We look forward to continuing to work closely with the FDA as it reviews the NDA."


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Over the course of its development, eprodisate (Fibrillex(TM)) received Orphan
Drug Designation and Fast Track status by the FDA, and was accepted by the Agency for the Continuous Marketing Application (CMA) Pilot 1 and 2 programs.

In December 2004, Neurochem signed a definitive collaboration and distribution agreement, granting Centocor, Inc., of Malvern, Pennsylvania, USA, a wholly owned subsidiary of Johnson & Johnson, exclusive distribution rights for eprodisate (Fibrillex(TM)) worldwide, with the exception of Canada, Switzerland, Japan, China, South Korea and Taiwan.

ABOUT THE PHASE II/III CLINICAL TRIAL

The Phase II/III clinical trial for eprodisate (Fibrillex(TM)), completed in December 2004, was the largest placebo-controlled trial ever undertaken in this patient population and provided a new understanding of the course of the disease. In a landmark international, randomized, double-blind, placebo-controlled, and parallel-designed clinical trial, in which 183 patients were enrolled in 27 sites around the world, the safety and efficacy of eprodisate (Fibrillex(TM)) was evaluated in patients suffering from AA amyloidosis. Patients were treated for 24 months. Once they completed the Phase II/III trial, more than 80% of the patients entered an open-label extension study (OLES), which is still ongoing today.

The primary efficacy analysis was carried out to evaluate the effect of eprodisate (Fibrillex(TM)) on disease progression using the composite assessment of clinical improvement/worsening of renal function and all-cause mortality and taking into account a pre-specified p-value of 0.01. The analysis included two pre-specified statistical methodologies: the Cox proportional hazards regression model (Cox), which takes into account both the number of events and the time to reach such an event; and the Cochran-Mantel-Haenszel (CMH) row mean scores test, which compares the number of events at the end of the study between the placebo and eprodisate (Fibrillex(TM)) groups.

The Cox analysis indicated that eprodisate (Fibrillex(TM)) reduced the risk of renal decline or all-cause mortality to 42% relative to placebo (p-value of 0.025). The CMH analysis showed there were 13.4% fewer patients who worsened in the eprodisate (Fibrillex(TM)) group as compared to placebo (relative risk = 32%; p-value of 0.063). The data shows eprodisate (Fibrillex(TM)) is well tolerated as the adverse event profile of eprodisate (Fibrillex(TM)) was comparable to placebo.

These results were supported by the consistent, favorable relative risk for eprodisate (Fibrillex(TM)) in the individual renal components of the primary composite endpoint as measured in different ways (i.e. doubling of serum creatinine concentrations, 50% decrease in creatinine clearance (CrCl), progression to dialysis/ESRD).

ABOUT THE OPEN-LABEL EXTENSION STUDY (OLES)

The objective of the OLES is to gather additional safety data and to evaluate the effect of eprodisate (Fibrillex(TM)) on disease progression using the primary composite endpoint in patients treated with eprodisate (Fibrillex(TM)) continuously for a total of three years (continuous treatment) and in patients initially on placebo for 2 years and then treated with eprodisate (Fibrillex(TM)) for one year (delayed treatment).


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Eprodisate (Fibrillex(TM)) was safe and well tolerated in patients in the delayed treatment group and continued to show a good safety profile from the continuous treatment group of this OLES.

The Cox model analysis of the primary composite endpoint showed that patients continuously treated with eprodisate (Fibrillex(TM)) for three years had a risk of any "worse" event of renal decline/all-cause mortality that was reduced to 41% compared to patients in the delayed treatment group, reaching statistical significance (p-value of 0.011). Furthermore, the Cox model analysis of the individual components of the primary composite endpoint revealed a consistent reduction in the risk of worsening of the kidney function in patients treated for three years with eprodisate (Fibrillex(TM)) when compared to patients in the delayed treatment group. The analysis of the slope of CrCl also showed a 55.1% slower rate of decline in the renal function of patients in the delayed treatment group.

These results indicate that earlier treatment with eprodisate (Fibrillex(TM)) provides an additional protective effect on the patient's kidney function. It also suggests that initiation of treatment with eprodisate (Fibrillex(TM)) after a delay of two years on placebo is nevertheless beneficial to patients. These results altogether underscore the efficacy of eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis and the consistency of the beneficial effect of eprodisate (Fibrillex(TM)) on renal protection in this patient population. The current OLES, following patients for a third consecutive year, provides additional evidence for the clinically relevant and statistically significant effect of eprodisate (Fibrillex(TM)) in delaying the progression of the renal disease in AA amyloidosis.

ABOUT EPRODISATE (FIBRILLEX(TM))

Eprodisate (Fibrillex(TM)) delays the progression of AA amyloidosis and inhibits or reduces amyloid deposition in a mouse model of the disease. Results from a completed Phase II/III clinical trial with AA amyloidosis patients found eprodisate (Fibrillex(TM)) to have a favourable clinical benefit on renal function/all-cause mortality. The product candidate was well tolerated and the adverse events profile of eprodisate (Fibrillex(TM)) was comparable to placebo.

ABOUT AA AMYLOIDOSIS

AA amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with long standing chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected by AA amyloidosis, and progression to dialysis and ESRD is the most common cause of death in this disease. New approaches to treatment for AA amyloidosis are urgently needed due to lack of specific therapies.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The FDA designated the eprodisate (Fibrillex(TM)) new drug application for priority review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention

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of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a
Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at www.neurochem.com.
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This news release contains forward-looking statements regarding eprodisate
(Fibrillex(TM)), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve eprodisate (Fibrillex(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.